

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 21, 2009

David Lyle
Chief Financial Officer
Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121

      Re: Entropic Communications, Inc.
             Form 10-K for the fiscal year ended December 31, 2008
             Filed February 23, 2009
             File No. 001-33844

Dear Mr. Lyle:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant